THOMSON REUTERS STREETEVENTS
EDITED TRANSCRIPT
TEX - Terex Corporation and Konecranes Abp to Combine in an All-Stock Merger Call

EVENT DATE/TIME: AUGUST 11, 2015 / 12:30PM GMT

OVERVIEW:
TEX announced merger with Konecranes.

Filed by Terex Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Terex Corporation
Commission File No.: 001-10702
Date: August 13, 2015

CORPORATE PARTICIPANTS
Tom Gelston Terex Corporation - VP of IR
Stig Gustavson Konecranes Corporation - Chairman of the Board
Ron De Feo Terex Corporation - Chairman and CEO
Pekka Lundmark Konecranes Corporation - President and CEO
Kevin Bradley Terex Corporation - CFO

CONFERENCE CALL PARTICIPANTS
Jamie Cook Credit Suisse - Analyst
David Raso Evercore ISI - Analyst
Matt Vittorioso Barclays Capital - Analyst
Joe O'Dea Vertical Research Partners - Analyst
Steven Fisher UBS - Analyst
Jerry Revich Goldman Sachs - Analyst
Chad Dillard Deutsche Bank - Analyst
Johan Eliason Kepler Cheuvreux  - Analyst
Eli Lustgarten Longbow Research - Analyst
Sachin Shah Albert Fried & Company  - Analyst
Ross Gilardi BofA Merrill Lynch - Analyst
Cliff Ransom Ransom Research Incorporated - Analyst
Seth Weber RBC Capital Markets - Analyst

 PRESENTATION

Operator

Welcome to the Konecranes-Terex merger conference call. At this time, all participants have been placed in a listen-only mode. After the speakers' remarks, there will be a question-and-answer session.

(Operator Instructions)

It is now my pleasure to turn the call over to Tom Gelston to begin. Please go ahead sir.

Tom Gelston - Terex Corporation - VP of IR

Thank you Maria. Hi, this is Tom Gelston, Vice President of Investor Relations for Terex Corporation. Good morning to those in the United States and good afternoon to those of you joining us from Europe. I want to thank you for joining us and our discussion of the merger transaction announced today by and between Konecranes and Terex.

Those on the call today are Ronald De Feo, Chairman and CEO of Terex. Dr. Stig Gustavson, Chairman of the Board of Directors of Konecranes; and Pekka Lundmark, President and CEO of Konecranes.

Turning to slides 2 and 3. So before I turn the call over to the three gentlemen, let me begin pointing your attention to the forward-looking statement disclaimers on slides 2 and 3 of the Investor presentation that has been posted on both companies' Investor Relations websites. While I am not going to read them into the record on this call, I encourage everyone to review them and understand fully the risks and uncertainties contained in the statements made in the presentation as well as the basis for certain non-GAAP measures. Thank you and with that, I will turn the call over to Dr. Gustavson of Konecranes. Please begin.

Stig Gustavson - Konecranes Corporation - Chairman of the Board

This is Stig Gustavson speaking from Helsinki in Europe. I'm very glad to have you all here on board. This occasion was triggered by the fact that yesterday, simultaneous Board meetings in Helsinki, Finland and Connecticut, United States, the Boards at Terex and Konecranes unanimously decided to merge our companies.

Now we would like to share some of the details of this transaction which brings together two companies, both of them, both of us leaders in our sector. We wish to position ourselves to form a leading global lifting and material handling solutions company. We elected to call the company Konecranes-Terex. It is really a defining moment for both our companies. We have $10 billion, or EUR7.5 billion, in combined revenues in 2014, here have been marked business to where the currencies were last year. We will achieve critical scale in our operations, which will enable us to remain competitive in the context of quite intense and intensifying global competition, including from local countries including also emerging market players.

We will be able to deliver extraordinary benefits in terms of innovation and service to our customers. It will allow us to drive revenue growth through an enhanced offering and cross-selling opportunities, and drive the margins by taking advantage of a range of synergies. Together, this will enable us to deliver significant value for our shareholders immediately, but also in the long term. We would like to share with you today an overview of these extremely compelling strategic benefits behind this combination, and we will be able -- available to give you an opportunity for questions afterwards.

I will begin with a snapshot of the details of the transaction. It is a true merger of equals, as the companies have come together from the outset with that vision in mind. We will combine our businesses to form a leading global company. As you have known from the press release, it is a stock for stock merger under which Terex shareholders will receive 0.8 Konecranes shares for each existing Terex share. This will give Terex shareholders approximately 60% ownership in the new company, and Konecranes, respectfully, 40%. It is planned that following the closing of this transaction, there will be a $1.5 billion, or EUR1.4 billion share buyback plan. This plan is intended to be executed within 24 months after closing. From a [governance] perspective, the Chairman of Konecranes, that is me, will become Chairman of the combined company, and the CEO of Terex will become the CEO of the combined company. We expect the combined company to be incorporated in Finland and to be listed in Helsinki and on the New York Stock Exchange. The company will also have significant headquarters in Hyvinkaa, Finland, that's only 40 minutes north of Helsinki, closer to the airport actually, and in Westport, Connecticut of the United States.

You will hear about the financial benefits of this transaction in a few moments. But I should importantly add that it is expected to be accretive to shareholders for both companies in the first full year after closing. It will be derived from the managing the [segment] synergies of at least $121 million, or EUR110 million, and an additional post-tax income benefit of $35 million, or equivalent EUR32 million. The implementation costs are expected to be [$101] million, or EUR110 million in one-time costs. We do expect the transaction to close in the first half of 2016, following a core shareholder votes of both companies and normal closing conditions and including the regulatory approvals.

Now I'm moving to slide number 5. Let's, for awhile, review the overarching strategic rationale for this merger. First and foremost, our operations are highly complementary. Together, we have a very balanced business in terms of product and service offerings as well as our geographical presence. Importantly, we share key product categories, which we will go through in some detail, with a great ongoing opportunity to further build them by capitalizing on important growth trends in our market. In terms of this product, we are proud to have a portfolio of among the best and most trusted brands in our businesses. [Our best step forward] would be to take advantage of the critical scale this merger provides us in order to invest both in technology and in new products. This will further differentiate our organization as a leader in the market, even in a highly challenging environment. In short, we will be in a position to offer a more robust portfolio of products and solutions for our customers, while also creating a platform to further sustain growth through our maintenance and servicing offerings. While we will capitalize on these opportunities, we will, at the same time, be working to maximize the efficiency and agility of our operations. Together, we will intend to be a lean organization, allowing us to realize significant upside from the recovery in the end markets in which we serve. We feel confident in the plans we have ahead of us to achieve that. Now we will turn to slide 6. I will give it over to Mr. De Feo. Please, Ron.

Ron De Feo - Terex Corporation - Chairman and CEO

Thank you, Stig. It's really a pleasure for me to be with you here today to announce this extraordinary combination and merger of equals. It's a day that has come after years of hard work and focus on changing Terex and looking to the future to create a worldwide company with scale and reach to pursue opportunities that only come from global leadership. Through the organic growth and acquisitions we have undertaken over the years, we have been building towards this day. As Stig mentioned, Terex and Konecranes are both leaders in critical product categories, including, Industrial Lifting, Port Solutions, that when combined with our partner, Konecranes, will provide a terrific product offering globally. And of course, we will continue to be a strong participant in the Aerial Work Platform category and Cranes businesses, and our Materials Processing business as well. Together, these businesses account for 92% of our combined revenue, where we will be clear leaders on the basis of the business done in 2014. Now these businesses, we see clear roadmaps to enhance our combined product and service offerings, and drive even further growth as our end markets improve.

Turning to slide 7, as many of you already know, a part of any successful company means a strong family of brands. Our strong conviction lies entirely in the power of the brands that we are bringing together in this transaction. The names you see on this slide are the finest in the business, known for their quality, innovation, customer responsiveness, and performance. I won't read through all the names, but suffice it to say, they are highly complementary when combined with the Konecranes name and many of the brands under the portfolio of the Konecranes Corporation. Having this range of products and brands as one offering will yield considerable cross-selling opportunities for us, as well as clear benefits for our customers to simplify their purchasing. It truly sets us apart.

Let me now turn to slide number 8. We are excited about this very well-balanced business and geographic profile that you see presented here on this slide. This slide speaks to the highly complementary nature of our businesses and how it underscores our primary goal of being a stronger, more competitive, and more global lifting and material handling company. That's not by coincidence that we picked that. Our intention here is to be focused in these areas. As you see in terms of our mix, when combined, approximately 45% of our business will be in the industrial lifting and port solutions areas. Because of the long-term trends we see, with substantial need for replacement and increasing level of automation coming down the line, these are highly favorable businesses in which to have a leadership position.

Key contributors are in addition to that, our Aerial Work Platform business, which as many of you know, is a terrific franchise, highly profitable; our Crane business, which today we have a strong position in, but not as strong as we would like and we will continue to work that; and our Materials Processing business where we are the number one mobile crushing and screening company in the industry. These are highly advantageous product areas for us and we expect long-term, very solid, if not robust, customer demand.

Moving down the slide, customers demand and the need for service is intense, and will be a significant differentiator in terms of how our customers choose the companies to buy from. From Terex's perspective, which is really excited to participate and learn from what has been a historically strong part of the Konecranes Corporation, as you can see on this slide. Konecranes has made service delivery a key part of their business, and together, with our existing strengths, which is not insignificant, we expect to be an even greater leader here tomorrow. And this is clearly where we will execute against that belief that sales sells the first product, but service really sells the rest.

Finally, at the bottom of this page, you see our business as very well-balanced from a geographic perspective. Breaking down what you see here a bit, Konecranes is strong in Northern Europe, North America and China; and for Terex, our primary markets are North America, Germany, Southern Europe, South America, and Southeast Asia. When you look at our combined businesses, we are roughly distributed in thirds, with our largest footprint in the Americas, followed by Europe and then the rest of the world. The balance is really quite helpful from both a business diversification perspective and a currency standpoint. We think this will serve us well over the long term.

Turning to slide 9, we think being a global leader in lifting and material handling needs to be done at the right time and we believe now is the right time. We are creating this company at a time when both our companies, while being leaders in their sector, the ability to withstand global headwinds is only going to be enhanced by joining forces, and on the flip side, when we are positioned together to capitalize on tailwinds when they happen. The current environment, as everyone on this call knows, is however, challenging. Muted global growth trends have led to uncertainty in our end markets, with weakness across key commodities and a depressed market in terms of non-residential construction. We are, however, seeing some recovery in residential construction, which we are watching closely. As pointed out on this chart, currencies remain volatile. As we have all seen from companies reporting earnings in recent weeks and months, this has been a very significant impact on US exports, whereas European exports have actually benefited. Having said all this, there are very important bright spots in the marketplace in terms of the opportunity we see ahead. Equipment fleets are aging. This leads to clear needs for service, an important area for our combined businesses, which will move from strengths to strengths as well as when replacement demand starts to grow again.

There is also an aging industrial workforce, creating a need for outsourced service; in this case, in-house technical expertise needs to be outsourced. We will be ideally positioned to help our customers as they face this growing trend. I would like to turn it back to the Konecranes team to cover the next several slides. Stig?

Stig Gustavson - Konecranes Corporation - Chairman of the Board

Yes, the next several slides. Thank you, Ron. The next slides we'll be focusing on the industrial lifting and port solutions. And here I wish to give it over to our CEO, Pekka Lundmark. Pekka, please.

Pekka Lundmark - Konecranes Corporation - President and CEO

Thank you, Stig. This is Pekka Lundmark. I've been CEO of Konecranes for the past 10 years since June 2005. And as some of you may know, it was announced in April that I will leave Konecranes and become CEO of an energy company, Fortum, in the beginning of September. Just for the sake of clarity, I want to confirm that these two transactions are totally unrelated. My move to Fortum was announced in April and the serious discussions about this deal was started in May.

I would now like to spend a few moments going through the advantage of this transaction will allow Konecranes-Terex to realizing our largest business, industrial lifting and port solutions, which represent approximately 45% of the combined company. Konecranes-Terex will be a global service organization with critical mass and scope. This merger will give us the opportunity to combine the world's largest installed base of industrial cranes, [that of DMak] with the capabilities of the combined service organization of the two companies. Together, we will not only have a larger base of knowledge and capability, but also major growth potential from digital services, those that exist today and those that we can create together. If we fully capitalize on our combined networks and service concepts, we are better positioned to unlock the approximately $7.7 billion or EUR7 billion in-house service market, meaning technical services, maintenance services, that our customers' own service organizations that they take care. In our Port business, we have the opportunity to consolidate our technology and marketing capabilities into a complete product offering into global reach. This is based on our complementary product portfolios, which will enable us to provide strategic solutions for customers.

In Port Cranes, the portfolios are highly complementary. Terex has a strong position in exactly those areas where we are weaker or not a player at all. Travel carriers, or example, transportation or automatic guided vehicles and mobile power cranes. The combined company will be a strong equipment and service partner to meet with all the client requirements from the consolidating port operator industry.

Slide 11. In Industrial Lifting, this transaction gives us both the scale and synergy opportunities to enhance our competitive position in a increasingly competitive environment where there is a growing number of new vendors from emerging countries. Among the first priorities of the integration will be the realization of production savings, as well as to fully capitalize on the benefits of our scale in terms of our sourcing in order to offset the cost advantage that our lower-cost competitors enjoy. Following on, as Ron noted, are broad but balanced geographic strengths as well. As a bigger, more global business, we can better serve our customers no matter where they are, is a key advantage. And of course, we will have critical mass in emerging markets and other avenues towards ongoing growth. Greater scale, of course, means greater resources that can be invested in the critical growth and technology development, including automation and software, while reaping scale benefits in terms of R&D efficiencies.

Leadership and technology is important to sustain the liability of manufacturing in higher cost regions and we have learned to be foremost on our mind of our customers. We are fortunate that both Konecranes and Terex have inherited very focused on technology development among the many important similarities in our corporate cultures.

Before I turn it back to you, Ron, in conclusion, I would just like to say that I think this is a terrific deal for both companies and I am really glad that we were able to get it to the announcement phase before I leave. Back to you, Ron.

Ron De Feo - Terex Corporation - Chairman and CEO

Thank you, Pekka, and thank you for your help through this period. I know that you will be cheering us on as we go to create one heck of a great company going forward.

Turning to slide 12, I must say, before we get into the details of the synergies, that this is, at this stage, a preliminary view. We have looked into some detail. We have team members at both companies that really understand how to drive synergies from a business. They have done it before, and they participated at some level of detail. But at this stage, it's just our view overall as to where the synergies will come from. They fall into four general categories. We see approximately 30% coming from procurement, specifically supply chain optimization, in-sourcing, and outsourcing more efficiently and freight and logistics efficiency as well. We know there's opportunities from the supply chain, particularly at this stage of the cycle, and believe we can harvest those. And then an additional 20% we feel will come from operations, namely optimizing our manufacturing footprint and improving capacity from utilization. In terms of SG&A, those efficiencies we expect to be the source of about another 20% of synergies that are planned. They would include IT consolidation, and optimization in terms of engineering, and the research and development spend. Finally, corporate and financials makes up the balance, with consolidation expected to -- expected in corporate areas as we bring our companies together over the next several years.

Now we also have a range of plans to enhance the efficiency of our combined capital structure. Taken together, we have identified annual operational synergies of at least $121 million, or EUR110 million. And an additional $35 million, or EUR32 million, post-tax income benefits from financing cash management and structure optimization anticipated to be fully implemented within three years from closing. This includes run rate, net income benefit of an expected $119 million, or EUR109 million, with incremental upside that is not anticipated here, but we will drive to achieve from cross-selling, and further corporate and financial synergies that we anticipate identifying through the integration process. So lots of work to do, lots of detail to develop, but a pretty good understanding as to where we can get substantial synergies, both pre-tax and post-tax.

Turning to slide 13. This slide makes it clear, in financial terms, the opportunity we see in our companies coming together. On a combined basis, the combined company will have $10 million, or EUR7.5 million in revenue as it did in 2014, making us the sizable player across the sector and a true leader in industrial lifting and port solutions. We target that in the midterm, Konecranes-Terex would deliver significant profitability upside based on expected market growth, internal profitability initiatives that are already implemented, in some cases, and synergies resulting from the merger that I previously covered. Based on Konecranes and Terex's internal midterm outlooks, and the combination of the described expectations, the parties would seek to achieve revenue growth of more than 10%, and operating profit increase of significantly more than 50%; in each case, this is on a Euros basis for Konecranes-Terex within three to four years from closing compared to 2014.

Turning to slide 14. In addition to the accretion expected through this transaction, and the ongoing revenue and profitability growth opportunities, this transaction also leaves the combined company in a healthy financial position. In short, our enhanced capital structure and free cash flow is expected to support the enhanced returns to shareholders, including the maintenance of the Konecranes' dividend level at EUR1.05 per share. The capital structure will leave us with leverage of 2.3 times net financial debt to EBITDA as we have committed financing in place to refinance existing bank facilities at both Terex and Konecranes, as needed. So committed financing is already established. And we expect to have liquidity of $1.3 billion, or EUR1.2 billion, through cash on hand and undrawn revolvers. With that, I would like to turn it back to Stig, who will cover capital allocation and synergy implementation.

Stig Gustavson - Konecranes Corporation - Chairman of the Board

Okay, thank you Ron. I will turn to slide 15. Further to Ron's overview, the parties will seek to achieve free cash flow generation of approximately $2.8 billion, equivalent of EUR2.6 billion from 2016 to 2018. Konecranes' dividend is expected to be maintained with an initial level of EUR1.05, equaling $1.15 per share. And we have the intention to strengthen the balance sheet over time.

We will continue on slide 16, on the synergy implementation. As we move towards closing, our teams will be working in close coordination to further refine our integration plans to maximize the benefit of the clearly strategic operation and financial benefit of this merger. Until closing, we of course, have to work and we will work as separate competing companies and observe all the regulatory do's and don'ts but there are many areas where we can already start the planning sessions and depend work. And we'll put in place a very specific implementation plan, and a Board subcommittee will also be established to oversee the integration. The objective, of course, of these efforts will be to ensure delivery of the synergies as soon as possible. We hope to be hitting the closing date with all the flags flying.

We have targeted $119 million, or EUR109 million, with annual after-tax benefit by the end of year three. Of this, this is very important, $63 million, or [EUR58] million is to be implemented within 12 months from closing. So these are the main parameters here. Now again, over to Ron for conclusion.

Ron De Feo - Terex Corporation - Chairman and CEO

Great. Before we open the line to your questions, and maybe a follow-up, as you would limit them, just to make sure everyone gets a chance to ask a question, let's quickly say that this is an outstanding transaction with clear, near and longer-term benefits. Our companies have worked hard to put this together. We've had a long and great respect for each other. And as we move through this process of coming together, it has been clear to each of us at every step that we share important cultural similarities, including our orientation to customers, a focus on technology, the importance of scale, a commitment to our communities, and a desire to achieve a leading position in the industry on a global basis.

This is a transaction which starts and begins with the idea of being a merger of equals to make tomorrow's company better than today's company. We are excited about it. We are happy to take your questions. Operator, let's now open it up.

QUESTION AND ANSWER

Operator

Thank you.

(Operator Instructions)

Jamie Cook, Credit Suisse.

Jamie Cook - Credit Suisse - Analyst

Good morning and congratulations. I guess I have two questions. The first and most obvious is, it is unclear who will be the CEO of Kone-Terex and Ron, I'm sure as you know, this has been a big question in investors' minds for Terex. I think it will become even more important given the size of this transaction and in terms of who owns the deal. So why couldn't we get this done in conjunction with this? When can we expect color and why wouldn't this be a risk associated with the deal? The second question relates to -- I understand the strategic rationale behind the deal, but Ron, I also wanted to get your feel on -- or your view on how important with this transaction in terms of diversifying Terex, in particular, given the concerns that we're seeing now with aerials and lack of crane recovery. Thanks and I'll get back in queue.

Ron De Feo - Terex Corporation - Chairman and CEO

Thank you, Jamie. Let me address the CEO succession question. And really, it's a question of leadership, depth of management, the talent that exists in both of these companies. No company is subservient to an individual. The individuals in most companies are subservient to the betterment of the overall organization. I think we have a very strong management team at Terex, and I think Konecranes has a very strong management team in place there as well. It's been pretty clear to most people who follow Terex that my contract ends at the end of the year, and as I have said publicly, and I'm not intending to make news here today, that the Board is focused on a succession plan, with both internal and external candidates. It's also pretty clear in the material that we released here today that the Terex CEO is intended to be the CEO of the combined companies. It is certainly my objective to see this through as far and as long as the Board would like, but it's also pretty important to communicate that this will be a collaborative effort where the Terex Board, in looking at plans for CEO succession, would certainly consult with the Konecranes Board, and obviously, we choose the best person from all available talent, internally, externally. And we will make sure that, that individual is well-suited to run a company of this scale, well-suited to do integration, and certainly Dr. Gustavson, with his many years of experience at Konecranes and his commitment to be the Chair of this company for the next several years, and my personal commitment to help in any way possible, along with the excellent and deep talent that we have in each of the enterprises, should give investors confidence that this really isn't a risk. But in fact, this opportunity creates an even better opportunity to get the best and brightest to come to leave this new company.

With regard to your second point about the rationale for the deal, this deal is done from a position of strength and not from a position of weakness. It is not our view that the Aerial Work Platform business is about to roll over market delay. Okay? It is our view that Aerial Work Platforms is not going to grow substantially. But that was our view yesterday, it was our view the day before yesterday, as you well know, and we have been planful in our views. Consequently, the Terex piece alone has been focused on $202 million of self-help initiatives that we reported on in our last call. So certainly, there's a lot of good things we can do in our non-Industrial Lifting and Port Solutions business to help there. Having said all that, very seldom can you find the amount of synergies that are possible between our two businesses to be captured with this attitude of a merger of equals to be championed so that we can build essentially a much greater company with a bigger diversity. So I think, all in all, we are doing this out of a position of strength and opportunity and not out of a position of weakness.

Jamie Cook - Credit Suisse - Analyst

All right, thanks. I will get back in queue. (multiple speakers) Sorry.

Stig Gustavson - Konecranes Corporation - Chairman of the Board

May I also from the Konecranes side may make a very brief comment on these two questions. First, the CEO question. It was actually declared that going forward, we will turn from the talent base of both companies, and therefore, it is only good management that we do it in close collaboration between the Boards of both companies. We have already specified the main points of the qualifications that will be important for the new oncoming CEO. When we think about AWPs, I have to remark that I am the ex-Chairman of one of the biggest customers for those here in the Scandinavian space. And I share Ron's view on the future of that business completely. Thank you.

Jamie Cook - Credit Suisse - Analyst

Thank you.

Operator

David Raso, Evercore ISI.

David Raso - Evercore ISI - Analyst

Hi, good morning. Good afternoon. I was just wondering if you could help us a little bit on the earnings power, incorporating all the data and specifics you provided for 2019 to 2020? The calculation I'm coming up with is an EPS number, including the share repo gets completed and so forth, up north of $4.50 per share. Just to help people frame it, given all the moving parts here, would you be able to at least, bigger than a breadbasket, bless that type of number?

Ron De Feo - Terex Corporation - Chairman and CEO

No, David, I don't think we want to speak on that. I'm sorry. If I could get started, David and I have known each other for some time. So I have a sense of your line of questions, David. There is a lot to get completed here in order to get to the answer you are looking to achieve. But I would be disappointed if the earnings power wasn't equal to that number or greater. But I don't think we're ready to give a very specific number at this stage because, of course, how we manage the balance sheet, the -- our ability to repurchase shares, and at what price we repurchase the shares is all going to impact that net EPS number. But suffice it to say, this is a very good financially strong enterprise. I mean, the leverage statistics of the enterprise are going to be acceptable. The cash flow should be strong. The dividend we expect to pay should be high, and the diversity and focus of the revenue, whether it be on service or geography, should help balance this enterprise. So I think the financial characteristics of this company are clearly going to be better together than either one of us apart.

David Raso - Evercore ISI - Analyst

In that vein, the idea of getting the deal done, the European regulatory hurdles seem to be maybe an area of, at least, some potential headwind. Can you discuss that a little bit just given both of your companies' strong positions, individually, in Europe and now off the combined to make them even stronger?

Ron De Feo - Terex Corporation - Chairman and CEO

Stig, why don't you start on that?

Stig Gustavson - Konecranes Corporation - Chairman of the Board

Yes, I can do that. Surprisingly, although we work in the same business area, industrial lifting, we are geographically very complementary because of its history. Terex is stronger the further south you go. We are stronger the further north you go. So with that already said, in the Port business, the same applies. Terex is strong in mobile harbour cranes, the smaller cranes. We're stronger in the bigger ones. They are the Gottwald brand and we do the Post Panamax with the big stuff. Then when it comes to service, they are, again, this is a highly fragmented business all around. There is no dominant player here, and we do not expect too much difficulty there. Also, the business of lifting is a very, very diverse business. There are many competitors. There are both distributions of the lifting equipment that are crane builders. There is a big feature -- the important feature is that this being an industrial product, meaning that every deal is made through bids. It's more important for the -- that after the merger, there will be a meaningful amount of good competitors still around. The market share and the bidding business moves very much up and down, and it's very volatile. So therefore, we have, of course, taken advice on this one as deeply as we can ever do. So we are therefore, pretty confident that we will be able to pull this through. I would have to say also with the caveat that in the end, in Europe, there is a political term to it which is very difficult to predict, but again, we have taken as good of advice as we have been able and therefore, our confidence level is fine.

David Raso - Evercore ISI - Analyst

And my last question and I'll pass the baton. When you look at the cash flow, the $2.8 billion from 2016 through 2018, assuming it is spread out evenly call it $800 million, $900 million than a $1 billion, it is implying a free cash flow per margin, right, on the revenues at nearly 9%, which, just at least, from my understanding of Terex obviously strong over the years than Konecranes, it's a pretty lofty cash flow assumption. And I will wrap up with this. Can you just take us through a little bit, maybe more in a concrete fashion how the cash flow characteristics of the combined companies get that much greater? It's obviously, important depending on the dividend, the repo and the whole story. So I'll leave it there and thank you for your answer.

Ron De Feo - Terex Corporation - Chairman and CEO

Okay, David. We are at the early stages of building this great company. A detailed financial cash flow statement and balance sheet, of course, we have our financial model, and we have a number of critical assumptions built into that. The most basic assumption, of course, is that we achieve the synergies and execute on the share repurchase, as previously committed. But also harvest the strength and what we believe is a modest recovery that is anticipated in both the Konecranes business and in the basic Terex business. I do think, in general, we will see a near-term slight slowdown in our AWP business, but I think that will reaccelerate in the out years. And that will be a source of substantial cash flow, in addition to the very strong cash flow expected from Konecranes and the Demag combination. Konecranes has historically been an excellent cash flow producer. Terex has been an episodic cash flow producer; some years, we have great cash flow and other years, we struggle. I think this will balance us out, and I think the thing I'd like to point to is there are huge opportunities that we see in services. It is not insignificant the fact that Konecranes has such a substantial service business component. And it is also not insignificant that a lot of the equipment that they service has the Demag name on it. Together, we think we can actually build and deepen that service franchise around the world, which will be an even more reliable cash flow going forward.

Tom Gelston - Terex Corporation - VP of IR

Okay. Next question.

Operator

Matt Vittorioso, Barclays.

Matt Vittorioso - Barclays Capital - Analyst

Great, good morning, and thanks for taking my questions. First, just for bondholders out there, the existing Terex bonds, could you talk about implications for those notes as this transaction goes through as opposed the merger would trigger a change in control? Anything else we need to be mindful of with regard to the indentures of those bonds?

Ron De Feo - Terex Corporation - Chairman and CEO

I'm going to ask, if it's okay, Stig, I'm going to ask Kevin Bradley to answer that question. He's here.

Stig Gustavson - Konecranes Corporation - Chairman of the Board

Absolutely. Go on, Kevin.

Kevin Bradley - Terex Corporation - CFO

Thank you, Stig. The combination will trigger a change in control. That's accurate. As Ron had said earlier, the financing is in place to accommodate that. We will be going out shortly with the consent solicitation to our bondholders, to try to put that to bed. But in any event through closing, we have all of the financing commitment from Credit Suisse to handle the transition of the bond change in control issue.

Matt Vittorioso - Barclays Capital - Analyst

But just to be clear, as you look at the indentures, there are no other cash or other aspects of the indenture that would require to take the bonds out, it's just the change in control?

Kevin Bradley - Terex Corporation - CFO

It's a change in control, yes.

Matt Vittorioso - Barclays Capital - Analyst

Yes, okay. And then just a quick follow-up, more of a big picture, as we talk about where we are in the cycle and we think about past cycles. From a credit perspective, as I think about this balance sheet and how it does improve with the combination, you talk about going out there and getting a $1.5 billion of share repurchases going in the first 24 months following the transaction, maybe just talk about that. And how we went into the last downturn, you bought some shares, then you had to reissue shares at a lower price. What gives you confidence that, with the business slowing down a bit in the top line in the first six months of the year, that this is the time to go out and be aggressive and buyback shares? If you could just give us some big picture thoughts on that, that would be helpful. Thanks.

Ron De Feo - Terex Corporation - Chairman and CEO

Let me take that because that really comes at this question from a Terex perspective. What I would really like to say is, we're building a new company here. When we come together, it's going to look quite different as a business than it did in the past. Some of the same dynamics will certainly apply. And obviously, we will look at a share repurchase plan logically and thoughtfully. And the new Board will monitor and oversee how that share repurchase will be done. It's anticipated that $500 million of that share repurchase will be done quickly and initially, but that we would complete the balance of it over the next 24 months. If market conditions tell us that's a bad timing to do that, we'll obviously reevaluate that. But our game plan is to execute it in order to minimize dilution. It's as simple and as straightforward as that.

Matt Vittorioso - Barclays Capital - Analyst

Thank you very much for your time. Appreciate it.

Operator

Joe O'Dea, Vertical Research.

Joe O'Dea - Vertical Research Partners - Analyst

Hi, good morning. Could you talk about the in-house service opportunity with the combined entity, and what it is about the better scale that you have, or whether there are underlying trends at the customer level to support moving some of that in-house revenue opportunity outside, and how quickly we could see something like that develop?

Ron De Feo - Terex Corporation - Chairman and CEO

Could I ask Stig or Pekka to maybe comment on that?

Stig Gustavson - Konecranes Corporation - Chairman of the Board

Yes. I will hand it over to Pekka to answer this question.

Pekka Lundmark - Konecranes Corporation - President and CEO

This is one of the key opportunities of this whole deal. We estimate that when we look at factories and ports of this well today, approximately two-thirds of the money that they spent on crane maintenance is in-house spend. Especially with large customers, process industries, ports, large industrial players, they have typically had a traditional of maintaining a previously strong in-house technical organization that often even had the department that creates its own crane specifications. And then of course, they take care of the maintenance. And we have started to see the outsource maintenance market that primarily drove from small and medium-size companies who do not have these resources. But now for several reasons, with the biggest one being the fact that we've been able to show to these customers that it is actually a pretty good deal for them to outsource the maintenance because we are able to use service technicians flexibly across multiple customers and we will get a much better utilization rate on their work. They have started to see that it is a pretty good deal to buy those services instead. This comes at the same time when, in the Western world, the baby boomers are retiring. And the interesting thing is that the baby boomers are typically the ones who possess the technical expertise in the maintenance departments. These customers have a growing difficulty to attract young people to take care of those type of cranes. That is increasingly building to the appetite by the customers to outsource more and more and focus on their core business. And this leads us to believe that this share, which is two-thirds of the total spend, which is today in-house service will gradually be outsourced. And that is the thing that creates the opportunity in this merger.

Stig Gustavson - Konecranes Corporation - Chairman of the Board

This is something we see in market after market happening. There are two more specific reasons why we believe this is the way it will go. One is the nature of modern cranes. In the old days, cranes used to be fairly simple mechanical gadgets, with an electrical motor gear option, and a wire or drum. Today, we see increasing sheer complexity with computerized computer controls, et cetera, being integral part of the cranes. Another trend, which also then calls for very specific expertise, to be able to even touch the cranes. We see the same thing in the automotive industry, and this is not anything special in that inventions. As it contend, which is moving all over the world, is safety. Country after country is becoming safety oriented, safety aware, aware of the safety problems. We have to realize we are often there hanging 1 ton to 50 tons to 100 tons in the air. If something happens, that poses a great risk. That means that only an expert in crane technology should handle that. This is a growing concern while still driving our business. Even China is becoming more safety conscious these days.

Joe O'Dea - Vertical Research Partners - Analyst

That's very helpful. Thanks for the details there. And then as a follow-up, could you just share what the assumed tax rate is in the year one, estimated synergies, and then year three. Just how you see the tax rate for the combined entity over the next few years developing?

Ron De Feo - Terex Corporation - Chairman and CEO

Kevin?

Kevin Bradley - Terex Corporation - CFO

Yes. So both companies have been basically lingering in the low 30% range for some time. As you know at Terex, we have been pursuing fairly aggressively global trading model to improve our commercial effectiveness, but also financial efficiency on the tax side. We see the combination as a way to actually accelerate that model, as well as benefit from -- we've been getting hit periodically on the loss is not benefiting issue. We think the stability of the Konecranes ' income and actually, the geographic footprint of their losses and profits actually will be accretive to helping us accelerate improvement on that issue as well. So bottom line, we think within two to three years closing, we can move the aggregate tax rate fairly conservatively into the mid-20%s from a combined 31%, 32% today.

Joe O'Dea - Vertical Research Partners - Analyst

Great. Thank you.

Stig Gustavson - Konecranes Corporation - Chairman of the Board

I would have to say that Konecranes has been a bit lazy in optimizing the tax situation. If we have something to learn on service, we certainly have something to learn on this point.

Joe O'Dea - Vertical Research Partners - Analyst

All right. Thanks.

Operator

Steven Fisher, UBS.

Steven Fisher - UBS - Analyst

Thanks, good morning. Maybe for Ron, what potential do you see to accelerate these savings targets, like you've done for your own current initiatives at Terex. Are there any constraints about European labor rules that they keep it a full three-year process?

Ron De Feo - Terex Corporation - Chairman and CEO

Well, this is a good situation because I think the attitude of both companies here, as we enter into this is, let's underpromise and over-deliver. And since we don't have complete details, and since a lot of the results of how you achieve savings is a result of collaboration with works councils and other people and in essence, a certain way, how much you can grow your business, drives your efficiencies and productivities. I think we're quite comfortable with the synergy numbers that we put up on the board, but also quite aware that there is probably more opportunity here then we have established day one here.

Steven Fisher - UBS - Analyst

Okay, that's helpful.

Stig Gustavson - Konecranes Corporation - Chairman of the Board

Our view is totally in line in Ron's.

Steven Fisher - UBS - Analyst

Okay. And you guys have discussed the benefits of scale and technology and service. Does a transaction like this make sense for other parts of Terex's business, particularly, the construction cranes and construction equipment, or maybe anything else? Is this really the first step in a similar journey for other parts of the business?

Ron De Feo - Terex Corporation - Chairman and CEO

Well, let me say, this is really a Terex question so let me say what my attitude is on this. We have created here, and will establish -- where a business, where 92% of our business, we're leaders in those fields. So we have put people in the air by lifting them up, and we lift material and handle materials. That's the core part of our business. And that's what we're going to do. Now perhaps in the future, there are other strategic decisions that the new Board of Directors will evaluate. And I think that is just natural and normal. Led by Stig, I think the Board will properly govern the management with regard to us making the right investment decisions. So businesses that could be combined and evaluated and put together with others, that's what we should do each and every day and I think that's the right attitude. I think, Stig, you would share that, would you not?

Stig Gustavson - Konecranes Corporation - Chairman of the Board

Absolutely. Actually, my background, some 10 years back was in the production and production management. And if you look at the equipment that Terex has different other divisions have the opportunity, such as aerial works platforms; they are technically not very different from the lifting that we are producing. And there I see -- we haven't factored this in yet. We have not. But I see further potential in sourcing in logistics and so forth in those area. Also, we go to mobile cranes. We have a line of business in every heavy container, truck handling. Also there should be purchasing synergies to be taken home. But this is also something we haven't capitalized on yet, and the numbers, a little about that, but they certainly will be there. But on the commercial side, I have to rest my case for the moment.

Joe O'Dea - Vertical Research Partners - Analyst

Great. Thanks very much.

Operator

Jerry Revich, Goldman Sachs.

Jerry Revich - Goldman Sachs - Analyst

Good morning and good afternoon. I'm wondering if you can talk about on slide 13, just bridge for us the Konecranes-Terex EBIT today versus the goal for tomorrow, the $500 million bridge, $120 million from fresh synergies. I think your -- there's $200 million from Terex synergies. Can you just flush out the other pieces?

Ron De Feo - Terex Corporation - Chairman and CEO

Jerry, I don't think we want to provide that level of detail at this point in time. Certainly, we have it internally. But as you might imagine, we are still two freestanding public companies and we have a game plan and we think this is where we are headed tomorrow. It's a goal. But we're not ready to provided it in a format which might appear to anybody to be guidance. So I think our view is to give you a sense of what the opportunity is, but not provide that level of detail yet. I apologize for that.

Jerry Revich - Goldman Sachs - Analyst

Okay, Ron. Let me just (multiple speakers) -- go ahead.

Stig Gustavson - Konecranes Corporation - Chairman of the Board

I echo that statement.

Jerry Revich - Goldman Sachs - Analyst

Okay and maybe just to clarify, does that step-up include the individual cost savings programs that the two companies are in the middle of based on previous public comments?

Kevin Bradley - Terex Corporation - CFO

I think all existing initiatives that are underway would be included here.

Jerry Revich - Goldman Sachs - Analyst

Okay. And then lastly, I'm wondering if you could just talk about the long-term capital structure for the businesses. Konecranes had targeted net debt to equity of 50% to 80%. Is that the framework we should be thinking about and any broader comments that you can share?

Stig Gustavson - Konecranes Corporation - Chairman of the Board

The only comment we have here is yes.

Jerry Revich - Goldman Sachs - Analyst

Okay. Thank you.

Ron De Feo - Terex Corporation - Chairman and CEO

And I would say yes, too. (laughter)

Operator

Vishal Shah, Deutsche Bank.

Chad Dillard - Deutsche Bank - Analyst

This is Chad Dillard on for Vishal. So I just want to go back to your revenue bridge going from $10 billion to $10.6 billion over the next couple of years. Is trying to understand how much do you expect to come from service and what, if any, revenue synergies are you assuming there?

Ron De Feo - Terex Corporation - Chairman and CEO

We're not providing that information yet. I mean, We need to put this in context. We are announcing a merger of equals today with a sense of where we believe the opportunity is. We're not reporting earnings. We're not reporting last quarter. We're not projecting guidance at this stage. So we want to be clear that the critical things that you should walk away from are this: two great companies, with great histories, with clear historical financial performance. $119 million of after-tax synergies that we think are rock solid, and some level of growth and some level of improving performance that we have yet to forecast. But we think has a potential that looks a little bit like this. Stig, if you want to add anything more to that?

Stig Gustavson - Konecranes Corporation - Chairman of the Board

Yes. I would add some -- I hope all our listeners understand that some of the data had to be dealt with through the clean room and clean team approach. And therefore, some of the data are competition sensitive. And as long as we are separate competing companies, we just cannot share that. We have some idea and some understanding and some of the assumptions. We feel quite comfortable in our own assumptions but we cannot share that in the public.

Chad Dillard - Deutsche Bank - Analyst

Got it. And then this question may be a little bit too early but I'll go ahead and ask, so can you just talk about your manufacturing footprint as a combined company? How it will compare to Terex as a legacy company and then what opportunities do you see this leverage this footprint for additional cost savings?

Stig Gustavson - Konecranes Corporation - Chairman of the Board

I can -- (multiple speakers) -- I can elaborate on that, first about industrial lifting basically for cranes. Cranes are such bulky items, do not transport over long distances very easily. There, we need geographically a good spread all over the continent, and not only in America but also in Europe, southern Europe, and northern Europe and also in the Far East. But on the component side, components are more like footprint manufacturing; it can be compared to the auto industry where factories are more like assembly lines that are fed through the supply network of components. We're talking about brakes. We're talking about bearings. We're talking about structures. We're talking about electrical motors. We're talking about computerized items and so forth. It is a quite complicated logistical process. Here, the biggest challenges in organizing the logistics chains in a good way, and also being able to shop around for the best buyers. Those are the main things here. And we have high hopes that we would be able to, with combined volumes, we will be able to shop around for better and more favorable pricing to be able to be -- to have the scale also in that part. And then when it comes to the financial and technical development, we all know that technical development, computerized controls systems, in this case, cannot be the kind that many of us are accustomed to, particularly PC-related, absent whatever they are. If you have 60 tons hanging up in the air, the program has to be -- the code has to be totally chain safe. That means that also costs a lot. So then we have a lot of things to do to get the scales and makes a big difference.

Tom Gelston - Terex Corporation - VP of IR

Okay. In the interest of time, of any future questions be just one question. We have, at most, about another 15 to 18 minutes.

Operator

Johan Eliason, Kepler Cheuvreux.

Johan Eliason - Kepler Cheuvreux  - Analyst

Hi, this is Johan Eliason from Kepler Cheuvreux. Obviously, this deal is something that I know Konecranes has been looking at already before Terex acquired Demag Cranes, merging the Demag and Konecranes to create the biggest player. You will, obviously, reach your target of 30% of the global market share, I think, roughly post-this deal. What about Kito Corp, you own 23% of the global number four in the industrial cranes business. Are they part of this thinking as well going forward?

Stig Gustavson - Konecranes Corporation - Chairman of the Board

You are right, Johan, that we own 22% of but that obviously has nothing to do with this transaction. There is nothing new to announce. Kito -- they are, Kito Corp, is a good partner for us in the business in the shareholding that we have there. We have investor corporations with them. They distribute some of our products in Japan and we distribute some of their products in other parts of the world and I certainly hope and believe that, that Corporation will continue also with them with the combined Konecranes-Terex Group.

Johan Eliason - Kepler Cheuvreux  - Analyst

Good and then on, just to follow-up on anti-trust. I know you discussed this earlier but also know that through the Demag acquisition was discussed, I think it was indicated that you would reach your market share of about 40% in specifically Germany. Don't you see this as a problem now, or if this issue is around the European anti-trust level these days?

Ron De Feo - Terex Corporation - Chairman and CEO

I would like to say this from my perspective. And that is, I don't really want to comment on anti-trust. I don't want to say what was said before and even give credibility to what was said before. I think we're going to look at this and new, freshly, and many, many years have happened since all of that conversation. So I don't really think we should have much more conversation about it.

Johan Eliason - Kepler Cheuvreux  - Analyst

Okay. Thank you.

Operator

Eli Lustgarten, Longbow Securities.

Eli Lustgarten - Longbow Research - Analyst

Good morning, everybody. Good afternoon and congratulations. Can we just maybe get a comment on whether there is any thought of just putting the lifting, Industrial Lifting and Port Solutions business together and not combining the rest of Terex at this time, maybe have a separate entity? Because that would be where the merger of equals really takes place. And the second part, can you give us some idea of what the outlook for Konecranes has been? We have a pretty good sense and guidance from Terex. Is it right that the market is relatively soft for the ILS/Port Handling solutions that it pays to have the combined companies together for cash flow and stability?

Stig Gustavson - Konecranes Corporation - Chairman of the Board

If I take the Konecranes, I'll take that part first. Our guidance for this year is that we both our top line and our operating profit, excluding restructuring costs, to grow from last year. The general trend in our market has been that the equipment market was such that it has not really been growing. But what we are seeing to grow is the service market for the three reasons that we discussed in workforce, in creating technology and creating rollover, safety, which is driving the total outsourced service market growth in the coming years. We are not really counting on any major growth on the industrial investments or equipment market. If that comes, that is an additional upside, but our base assumption is that the equipment market will stay flattish and the service market will grow.

Ron De Feo - Terex Corporation - Chairman and CEO

And Eli, let me comment on your earlier question, the first part of your question. We have looked at all different ways of potentially driving value for Terex, but we think this is the best way. In many respects, the scale and diversity of the enterprise, and the service opportunity just told us that we need to focus on the strong platforms that we have that each can grow. And while Industrial Lifting and Port Solutions, as a business combination makes tremendous sense, the diversification and geographic spread of our other businesses helps just build a much better company, and the scale of which will drive technology, investments and cash flow. So that is the way we approached it.

Eli Lustgarten - Longbow Research - Analyst

All right. Thank you.

Operator

Sachin Shah, Albert Fried.

Sachin Shah - Albert Fried & Company  - Analyst

Hi, good morning, good afternoon. Congratulations on the deal. Just wanted to go over some of the regulatory approvals for the transaction, and I know you mentioned that you are not expecting -- you are expecting to get them, but just wanted to find out what the termination fee is or is there any termination fee that's in relation to getting the regulatory approvals?

Tom Gelston - Terex Corporation - VP of IR

We have a business combination agreement and in the business combination agreement, it obviously is built around the idea that we will get reasonable regulatory approvals. That's our intention. No competition in this industry is difficult. It comes from all the places and all locations. We realize that we have a process to go through as we have said several times on this call. We don't have a specific amount that would be a termination fee. Because of that, we just don't think that was a -- didn't think that was appropriate. We are in this together. We have done good analysis. But we know that it will get reviewed, and that is really all we can say about it at this stage.

Sachin Shah - Albert Fried & Company  - Analyst

Okay. So as far as the regulatory approvals, aside from US and at the EC level, are there any others like China or anywhere else globally that you're going to require the approval?

Tom Gelston - Terex Corporation - VP of IR

All of the big markets.

Stig Gustavson - Konecranes Corporation - Chairman of the Board

All of the big markets will, including China, the problem is in China is only the timeline. China seems to be very slow in processing these requests.

Sachin Shah - Albert Fried & Company  - Analyst

Okay. So the path to completion potentially could be China then.

Stig Gustavson - Konecranes Corporation - Chairman of the Board

I don't think so. We don't -- of course, we don't know. China is not a democracy; it's a totalitarian country. It's a very difficult to say anything about it. We will see. We will see. But that's certainly not a deal breaker there.

Sachin Shah - Albert Fried & Company  - Analyst

Okay. Thank you very much. Congratulations.

Operator

Ross Gilardi, BofA Merrill Lynch.

Ross Gilardi - BofA Merrill Lynch - Analyst

Hi, good morning, good afternoon. Thank you. You just mentioned China, I was just curious, what is the combined direct exposure to China of the two companies, so you broke out rest of world, but why you could give more color there? And what, if any, impact do you see from the devaluation today and just the threat of Chinese competition and the core business?

Ron De Feo - Terex Corporation - Chairman and CEO

Would you like me to start on that?

Stig Gustavson - Konecranes Corporation - Chairman of the Board

Yes, you can do that. This is, of course, a difficult question to answer because again, we are two competing companies and we cannot share this kind of information in any detail.

Ron De Feo - Terex Corporation - Chairman and CEO

Right. I was not being a position to say what our total business is in China. But I would say that for Terex, at large, China has been an important market. We have learned a lot, we've grown a lot, and we have become reasonably profitable, not just in the industrial lifting side, but in several of the core products where we concentrate. My view of this is a macro question, Ross. That is China's devaluation probably will allow China to get its engine into moving a little bit. And anything that gets the Chinese engine moving at these days can be nothing but good for our business because they need to get commodity purchases going and drive that part of the world. With commodities being as low as they are, it really puts a bit of a cap on global growth.

So I don't know if that's the answer. But I don't view it as a negative. I think -- I don't necessarily see it as a strong positive. We will wait and see. I don't think there's a huge risk for both enterprises at this stage. But if anything, it's on the margins positive.

Stig Gustavson - Konecranes Corporation - Chairman of the Board

Maybe if I could comment also on the footprint.

Pekka Lundmark - Konecranes Corporation - President and CEO

Well, first the devaluation question, the Chinese new market for us has been pretty weak the past two years and we would certainly hope that the devaluation would jumpstart some of the engines there because there is a lot of potential. When it comes to the market, the closer I can repeat what we have said in public earlier, that's China, it's depending on the year, either in number two or number three of our market. That's where it is but we still have less than 10% of our revenue.

Stig Gustavson - Konecranes Corporation - Chairman of the Board

And on the footprint in China, we have moved inland from the higher-cost Shanghai area. On the other hand, Terex has a coastal location which is ideal for a combined company.

Ron De Feo - Terex Corporation - Chairman and CEO

Okay, thank you.

Ross Gilardi - BofA Merrill Lynch - Analyst

Thank you.

Operator

Ladies and gentlemen, due to time constraints, we won't be able to take all the questions on today's call.

Cliff Ransom, Ransom Research Inc.

Cliff Ransom - Ransom Research Incorporated - Analyst

I'm always better to sneak in under the wire. Rather than comment that it looks like the synergy savings are low, I will ask you if the potential sales synergies in most of these industrial competitions far exceed the cost savings; is that true? And number two would be a simple answer, which company is further along in lean thinking?

Stig Gustavson - Konecranes Corporation - Chairman of the Board

No problem. That's a good one. We should think lean. That's a natural fact when Professor Shingo in Japan, of Toyota came up with the idea of lean manufacturing. The first place outside Europe that Professor Shingo was lecturing was at our Himalaya plant; therefore, this has been embedded in our change for over 30 years by now. It is hard to beat that.

Cliff Ransom - Ransom Research Incorporated - Analyst

Well, it's only hard to beat that if it's relevant today as opposed to when it started. We have lots of examples where Dr. Shingo went, but it didn't stick.

Pekka Lundmark - Konecranes Corporation - President and CEO

May I continue on what Stig said. This is not proper definition of how lean we are, but as most of you have been following Konecranes know that we have pretty big investment programs going on for the last three to four years where we are basically renewing our industrial processes and especially the fragmented information systems. We are right now building and launching a new generation of created crane systems and we are probably halfway. There's still a lot to do and there's a lot of in-built product improvement potential out there once we are complete. It will still take probably till the end of next year for us to be complete on the main installations.

The first part of your question, the answer is very simple. There are no revenue synergies included in that number that you have. Everything that we are talking about is here, for example, the combination of Demag's installed base and the combined service organization and the revenue opportunities that, that provides when customers outsource more and more services. None of that is factored again in the synergy calculations.

Cliff Ransom - Ransom Research Incorporated - Analyst

Thanks. Thanks. That gets me moving in the right direction. I look forward to learning more about it.

Ron De Feo - Terex Corporation - Chairman and CEO

Thank you, Cliff. Operator, I am going to have to take one more question and then I am going to ask Stig to make some closing remarks and then I will end with a few closing remarks as well.

Operator

Thank you, sir. If you were unable to ask a question today, please follow up with management.

Seth Weber, RBC Capital Markets

Seth Weber - RBC Capital Markets - Analyst

Great. Thanks. Good morning and good afternoon. The topic has come up a couple of times, but can you just detail a little bit about how much this transaction was really driven by emerging market competition, the need to feel to go together in order to either bring your costs down or become more efficient in order to fend off some of these developing market competitors? Thank you.

Ron De Feo - Terex Corporation - Chairman and CEO

(multiple speakers) Go ahead, Stig. You can start.

Stig Gustavson - Konecranes Corporation - Chairman of the Board

Yes I can start. Basically, we're talking about three major complex questions here. We all know that this is, at the moment, a mature market. It's not a very big margins market such as some of the other companies we see around. And this means that the economies of scale is of essence. We need -- the bigger we can be, the longer the production runs, the more efficient we can -- the more leaner, as we have been speaking about, we can make our production lines -- the more we can have joint technology all over the world, the better our unit costs. And this is a very important thing we are facing to learn across social dumping competition with the safe lifting all over the world. So this is one thing which combines the competitiveness in the old countries, America and Europe, with removing competition coming from the east. This is a must.

The second biggest thing is the ability to move forward into modern type of equipment with adding computerized electronic features to replace bolt-style technology with year round steel in many, many places. Here again, I can draw the analogy from the automotive industry. The car today is totally different from, say, only 10 years ago. And this same technical thing is moving also in the cranes. Here, again, scale matters. The third component has been already discussed here and that is development with our customers. They are becoming more safety-oriented, with an aging population with engineers that no longer take care of today's technology. All of that drives the very sustainable, but not the cyclical servicing development. We need to capitalize on all of these mega-trends and we are, by doing this transaction, we can really get to grips with that and become a formidable company in this area and in the real world. Those are the bigger drivers here. Then, of course, there are administrative and so forth, other marketing and production related and sourcing-related questions. But these are the main things. Thank you.

Seth Weber - RBC Capital Markets - Analyst

Thank you very much.

Ron De Feo - Terex Corporation - Chairman and CEO

Okay, Stig. So do you want to close out and --?

Stig Gustavson - Konecranes Corporation - Chairman of the Board

I will close by saying thank you everyone for your time today. I think we have been able to establish that Konecranes-Terex will be in an excellent position to deliver a wide range of benefits. We have been into some details about that to the customers. You have to remember that the customer is the one with the money. We can only get his money where if we are able to serve him well. Now this helps us to be just that, to be able to serve him well and navigate headwinds with our low-cost yet good, developed products and related services. This means that we will deliver benefits for our shareholders both near term and long term. We are really looking forward to the future together. Thank you.

Ron De Feo - Terex Corporation - Chairman and CEO

Thank you, and thank you everyone on this call today. We are quite excited about this new company we're building. Today's news is about the announcement of the company. We will build and continue to structure a great plan for tomorrow. And we will be committed to executing it on time, on budget, and quite effectively with the context of a customer focus, as Stig mentioned. Thank you very much. Anybody that didn't get a chance to ask a question, please follow-up with any of the Konecranes management or Terex management as appropriate. Appreciate your interest.

Operator

Thank you, ladies and gentlemen, this does conclude today's call. You may now disconnect.

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Important Information For Investors And Stockholders
This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed Business Combination, Terex and Konecranes will file relevant materials with the SEC, including a Konecranes registration statement on Form F-4 that will include a proxy statement of Terex that also constitutes a prospectus of Konecranes, and a definitive proxy statement/prospectus will be mailed to stockholders of Terex. INVESTORS AND SECURITY HOLDERS OF TEREX ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Terex or Konecranes through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Terex will be available free of charge on Terex's internet website at www.Terex.com.

Terex, its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Terex is set forth in its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 1, 2015.  Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

This document contains forward-looking statements regarding future events, including statements regarding Terex or Konecranes, the transaction described in this document and the expected benefits of such transaction and future financial performance of the combined businesses of Terex and Konecranes based on each of their current expectations. These statements involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. When included in this document, the words "may," "expects," "intends," "anticipates," "plans," "projects," "estimates" and the negatives thereof and analogous or similar expressions are intended to identify forward-looking statements. However, the absence of these words does not mean that the statement is not forward-looking. Terex and Konecranes have based these forward-looking statements on current expectations and projections about future events. These statements are not guarantees of future performance.
Because forward-looking statements involve risks and uncertainties, actual results could differ materially. Such risks and uncertainties, many of which are beyond the control of Terex and Konecranes, include among others: the ability of Terex and Konecranes to obtain shareholder approval for the transaction, the ability of Terex and Konecranes to obtain regulatory approval for the transaction, the possibility that the length of time required to complete the transaction will be longer than anticipated, the achievement of the expected benefits of the transaction, risks associated with the integration of the businesses of Terex and Konecranes, the possibility that the businesses of Terex and Konecranes may suffer as a result of uncertainty surrounding the proposed transaction, and other factors, risks and uncertainties that are more specifically set forth in Terex' public filings with the SEC and Konecranes' annual and interim reports.  Each of Terex and Konecranes disclaim any obligation to update the forward-looking statements contained herein.